Exhibit 4.66

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on August 7, 2015, in connection with Fazenda Bananal

Parties: Agrifirma Agropecuária S.A., as Seller; and Aroeira Propriedades Agrícolas Ltda., as Buyer.

Purpose: The commitment to sell a total area of 14,910.37 hectares, of which 7,903.00 hectares are arable and 3,631.00 hectares are potentially convertible into arable land, to be originated from Fazenda Bananal, for the total price, in Brazilian national currency (Reais), of R$104,373,000.00.

Amendment: The Private Instrument of Commitment to Purchase and Sale of Real Property was amended on October 13, 2016 and February 1, 2019 to formalize commercial price payment terms.